Exhibit 99.1

Crescent Point Nominates New Director for Election at Upcoming Annual General Meeting

CALGARY, AB, April 8, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce that Mindy Wight will stand for election as an independent director to the Company's Board of Directors (the "Board") at the upcoming Annual General Meeting ("AGM") on May 19, 2022.

"We are pleased to welcome Mindy to Crescent Point and believe she will be an invaluable addition given her extensive financial knowledge and range of experiences," said Barbara Munroe, Chair of the Board. "Beyond her career as an accounting professional, Mindy has also been a leader in advancing economic growth for Indigenous communities."

Ms. Wight specializes in financial accounting, taxation and business development and holds significant cross-industry experience. She currently serves as Chief Financial Officer and Board Treasurer of the Nch'kay Development Corporation. Most recently, Ms. Wight was a partner and tax specialist with the accounting and advisory firm MNP LLP and also worked closely with companies in the energy sector during her time with PricewaterhouseCoopers LLP.

Ms. Wight received a Bachelor of Commerce degree from the University of Northern British Columbia and holds CPA and CA designations. Ms. Wight is also active in her local community and was an Advisory Committee member for the Squamish Nation.

In conjunction with Ms. Wight's nomination, the Company also announces that Laura Cillis will not be standing for re-election at the 2022 AGM. Ms. Cillis has been a member of Crescent Point's Board since 2014. Upon her departure, the Board will have fully renewed since 2016.

"On behalf of the Board, I would like to thank Laura for her significant contributions and oversight over the past several years," said Munroe. "Her thoughtful and strategic leadership has been beneficial in Crescent Point's ongoing corporate development. We wish Laura the best in her future endeavours."

Crescent Point is committed to fostering diversity and inclusion within its Board, ensuring strong governance and stewardship through a broad range of skillsets and perspectives. Should Ms. Wight be elected as a director, Crescent Point's Board will remain comprised of 33% independent directors being female.

For more information on Crescent Point's Board and upcoming AGM, please visit the Company's website at www.crescentpointenergy.com.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2022/08/c3443.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 17:01e 08-APR-22